Filed by Discovery Partners International, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Infinity Pharmaceuticals Inc.

Discovery Partners International, Inc.

Exchange Act File No. 0-31141

The following is a press release of Discovery Partners International, Inc. issued on April 11, 2006.

FOR IMMEDIATE RELEASE

Discovery Partners International conference call

to announce CORPORATE DEVELOPMENTS

San Diego, CA – April 11, 2006 – Discovery Partners International, Inc. (NASDAQ: DPII) announced that it will hold a conference call to discuss recent corporate developments at 11:00 a.m. EDST (8:00 a.m. PDST) on Wednesday, April 12, 2006. The call will be publicly available via the Internet accessible on Discovery Partners’ website at http://www.discoverypartners.com. A replay will be available on the website for 30 days.

About Discovery Partners

Discovery Partners International, Inc. (DPI) is a small molecule and natural product based drug discovery company, offering collaborations and services complementing the internal capabilities of pharmaceutical and biopharmaceutical companies. DPI has the platform, the process, and the people, to carry out drug discovery from target to optimized leads. DPI has actively contributed to dozens of drug discovery collaborations. Discovery Partners International is headquartered in San Diego, California and has operations in the United States and Europe. For more information on Discovery Partners International, Inc., including a copy of this release, please visit the company's web site at http://www.discoverypartners.com.

Statements in this press release that are not strictly historical are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty.  Discovery Partners’ actual results may differ materially from those projected in the forward looking statements due to risks and uncertainties that exist in Discovery Partners’ operations, development efforts and business environment, including the risks and uncertainties that are more fully described in Discovery Partners’ annual report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

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Company Contact:

Discovery Partners International

Acting Chief Executive Officer                                          Chief Financial Officer
Michael Venuti                                                                     Craig Kussman
(858) 455-8600                                                                       (858) 228-4113

ir@discoverypartners.com